================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                       ----------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    285835104
                                 --------------
                                 (CUSIP Number)

                                   Philip Yee
                Secretary, Treasurer and Chief Financial Officer
                       Electronic Sensor Technology, Inc.
                           1077 Business Center Circle
                         Newbury Park, California 91320
                                 (805) 480-1994
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                               Neil W. Rust, Esq.
                                White & Case LLP
                        633 West Fifth Street, Suite 1900
                          Los Angeles, California 90071
                                 (213) 620-7700

                                 March 28, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO. 285835104

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                                      TC Lim, LLC

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[X]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

--------------------------------------------------------------------------------

        NUMBER OF        7      SOLE VOTING POWER                              0
          SHARES
       BENEFICIALLY      -------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER                5,167,908 (1)
           THE
        REPORTING        -------------------------------------------------------
       PERSON WITH       9      SOLE DISPOSITIVE POWER                         0

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER           5,167,908 (1)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
       REPORTING PERSON                                            5,167,908 (1)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              3.32% (2)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                               OO

--------------------------------------------------------------------------------

(1) Includes 4,729,112 shares of Electronic Sensor Technology, Inc.'s common stock, par value $0.001 per share (the "Common Stock") and 438,796 shares of Common Stock underlying warrants exercisable within 60 days of March 31, 2008.

(2) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by TC Lim, LLC, including shares of Common Stock that TC Lim, LLC has the right to acquire within 60 days pursuant to warrants, divided by 155,853,385, which represents the total number of shares of Common Stock issued and outstanding as of March 31, 2008, plus the shares of Common Stock that TC Lim, LLC has the right to acquire within 60 days pursuant to warrants.

CUSIP NO. 285835104

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON                                        Teong Lim

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)[X]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS                                                        OO

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
       IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION                        United States

--------------------------------------------------------------------------------

        NUMBER OF        7      SOLE VOTING POWER                    145,000 (1)
          SHARES
       BENEFICIALLY      -------------------------------------------------------
        OWNED BY         8      SHARED VOTING POWER                5,167,908 (2)
           THE
        REPORTING        -------------------------------------------------------
       PERSON WITH       9      SOLE DISPOSITIVE POWER               145,000 (1)

                         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER           5,167,908 (2)

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
       REPORTING PERSON                                         5,312,908 (1)(2)

--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES                                               [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              3.40% (3)

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON                                               IN

--------------------------------------------------------------------------------

(1) Includes 145,000 shares of Common Stock underlying an option owned by Teong Lim exercisable within 60 days of March 31, 2008.

(2) Includes 4,729,112 shares of Common Stock and 438,796 shares of Common Stock underlying warrants exercisable within 60 days of March 31, 2008 owned by TC Lim, LLC and beneficially owned by Teong Lim by virtue of his position as sole member of TC Lim, LLC.

(3) This percentage is calculated based upon the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, including shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants, divided by 155,853,385, which represents the total number of shares of Common Stock issued and outstanding as of March 31, 2008, plus the shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants.

Item 1.  Security and Issuer

         This Schedule 13D relates to shares of common stock, par value $0.001 per share (the "Common Stock"), of Electronic Sensor Technology, Inc., a Nevada corporation (the "Issuer"), held by the persons identified herein. The address of the principal executive office of the Issuer is 1077 Business Center Circle, Newbury Park, California 91320.

Item 2.  Identity and Background

         This Schedule 13D is filed jointly by Teong Lim, a United States citizen, and TC Lim, LLC, a Delaware limited liability company ("TC Lim";
Dr. Lim and TC Lim are each sometimes referred to herein as "Reporting Person" and are collectively referred to herein as the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to the transaction described in Item 3 of this Schedule 13D and thus are eligible to make a joint filing under Rule 13d-1(k) promulgated under the Act. Attached hereto as Exhibit 99.1, and incorporated herein by reference, is a Joint Filing Agreement among Reporting Persons indicating that this statement is filed on behalf of each of such Reporting Persons.

         Dr. Lim currently serves as a director of the Issuer. Dr. Lim has served as a director of the Issuer since January 31, 2005, served as President and Chief Executive Officer from January 26, 2006 through July 15, 2007, and served as Vice President of Corporate Development from February 1, 2005 through January 25, 2006. Dr. Lim was the director of corporate development of Electronic Sensor Technology, L.P. from March 1995 through August 2000 and was the Manager of Corporate Development of Electronic Sensor Technology, L.P. from August 2000 through February 2005. Dr. Lim has been the President of Amerasia Technology, Inc., a subsidiary of the Issuer, since 1984. Since 1997, Dr. Lim has been a director of Crystal Clear Technology, Sdn. Bhd., a privately-owned Malaysian company that manufactures and markets a high-contrast liquid crystal display (LCD) product line. Dr. Lim also serves as a director of Chatsworth Data Solutions, Inc., which is a public reporting company.

         Dr. Lim is the sole member of TC Lim. TC Lim is an investment holding company. The address of the principal business office of each of Dr. Lim and TC Lim is c/o Electronic Sensor Technology, Inc., 1077 Business Center Circle, Newbury Park, California 91320.

         Neither of the Reporting Persons, nor to the best knowledge of the Reporting Persons has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         This statement is being filed to report the fact that as of the date hereof, due to dilution of the Common Stock beneficially held by the Reporting Persons as a result of the recent investment by Halfmoon Bay Capital Ltd, each of the Reporting Persons has ceased to be a beneficial owner of more than 5% of the Common Stock of the Issuer.

         The Issuer was incorporated under the laws of the state of Nevada as Bluestone Ventures Inc. ("Bluestone") on July 12, 2000. The Issuer changed its name to Electronic Sensor Technology, Inc. on January 26, 2005. The Reporting Persons acquired their shares of Common Stock in connection with the acquisition by merger of the parent companies of Electronic Sensor Technology, L.P. (the acquisition, as more fully described below, referred to herein as the "Transaction").

         On February 1, 2005, pursuant to the terms of an Agreement and Plan of Merger by and among the Issuer, Amerasia Technology, Inc. ("Amerasia Technology") holder of approximately 55% of the partnership interests of Electronic Sensor Technology, L.P., L&G Sensor Technology, Inc. ("L&G Sensor Technology") holder of approximately 45% of the partnership interests of Electronic Sensor Technology, L.P., Amerasia Acquisition Corp., a wholly-owned subsidiary of the Issuer, and L&G Acquisition Corp., a wholly-owned subsidiary of the Issuer, the

Issuer acquired 100% of the outstanding equity partnership interests of Electronic Sensor Technology, L.P. Under the Agreement and Plan of Merger:

   (i) Amerasia Technology merged with and into Amerasia Acquisition Corp. such that it became a wholly-owned subsidiary of the Issuer;

   (ii) L&G Sensor Technology merged with and into L&G Acquisition Corp. such that L&G Sensor Technology became a wholly-owned subsidiary of the Issuer;

   (iii) as a result of the mergers of (i) and (ii), the Issuer indirectly acquired the partnership interests of Electronic Sensor Technology, L.P.; and

   (iv) The Issuer issued 20,000,000 shares of its Common Stock to the shareholders of Amerasia Technology and L&G Sensor Technology.

         Prior to the Transaction, Dr. Lim owned 37.76% of the outstanding shares of Amerasia Technology. Pursuant to the Agreement and Plan of Merger, Dr. Lim had the right to receive 3,851,520 shares of Bluestone common stock in exchange for his shares of Amerasia Technology, which he assigned to TC Lim and such shares were issued to TC Lim in the Transaction.

         Prior to the Transaction, Electronic Sensor Technology, L.P. entered into Debt Conversion Agreements with holders of its outstanding debt, including Dr. Lim and Amerasia Technology. Pursuant to the Debt Conversion Agreement with Dr. Lim, Electronic Sensor Technology, L.P. agreed to convert $517,899 of debt into the right to receive 517,899 shares of Bluestone common stock and a warrant to purchase 258,950 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share, which Dr. Lim assigned to TC Lim. Pursuant to the Debt Conversion Agreement with Amerasia Technology, Electronic Sensor Technology, L.P. agreed to convert $952,577 of debt into the right to receive 952,577 shares of Bluestone common stock and warrants to purchase 476,289 shares of Bluestone common stock at $1.00 per share, exercisable only if the trading price of such stock is at least $1.50 per share. Following the Transaction, the Issuer issued such common stock and warrants to the former debtholders of Electronic Sensor Technology, L.P., of which TC Lim received (i) 517,899 shares and a warrant to purchase 258,950 shares by virtue of the debt owed to Dr. Lim and (ii) 359,693 shares and a warrant to purchase 179,846 shares, which represented Dr. Lim's portion of the shares and warrants received by Amerasia Technology and distributed to its shareholders.

         Dr. Lim was granted an option to purchase 80,000 limited partnership interests of Electronic Sensor Technology, L.P. at $1.00 per limited partnership interest on December 31, 2003. Such option was terminated, pursuant to a Termination Agreement, in connection with the Transaction and was replaced with an option to purchase 80,000 shares of Common Stock at $1.00 per share.

         On January 16, 2007, Teong Lim was granted an option under the Issuer's 2005 Stock Incentive Plan to acquire 100,000 shares of Common Stock at an exercise price of $0.24 per share. The option shares will vest as follows: one quarter vested on January 16, 2008, one quarter will vest on January 16, 2009, one quarter will vest on January 16, 2010 and one quarter will vest on January 16, 2011.

         On March 5, 2007, Dr. Lim was granted an option under the Issuer's 2005 Stock Incentive Plan to acquire 40,000 shares of Common Stock at an exercise price of $0.19 per share. The option shares were fully vested upon grant.

         The summary descriptions contained in this Schedule 13D of the Agreement and Plan of Merger and other related agreements and documents do not purport to be complete and are qualified in their entirety by reference to the complete texts of such agreements and documents listed in Item 6 and incorporated herein by reference.

Item 4.  Purpose of Transaction

         The Reporting Persons engaged in the Transaction (as described in Item 3 above) based on the belief that the Transaction would, among other things, (a) provide the Issuer's business with increased access to capital, (b) enhance the competitive position of the Issuer's business and (c) allow the Issuer's business to expand its research and development, product commercialization and manufacturing efforts.

         Neither Dr. Lim nor TC Lim has any plans or proposals of the types set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a), (b) There were 155,853,385 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding as of the close of business on March 31, 2008. Each shareholder is entitled to one vote for each share of Common Stock on all matters submitted to a shareholder vote. As of the date hereof, TC Lim has beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote and shared dispositive power over (i) 4,729,112 shares of Common Stock and (ii) 438,796 shares of Common Stock underlying warrants, which represent approximately 3.32% of the shares of Common Stock deemed to be issued and outstanding as of March 31, 2008, taking into account the total amount of outstanding shares of Common Stock beneficially owned by TC Lim, including shares of Common Stock that TC Lim has the right to acquire within 60 days pursuant to warrants, divided by 155,853,385, plus the shares of Common Stock that TC Lim has the right to acquire within 60 days pursuant to warrants. Beneficial and percentage ownership by each of the Reporting Persons of Common Stock, and voting power held by each Reporting Person, reported in this Item 5 is based on the foregoing and is limited to the number of shares of Common Stock such Reporting Person may acquire within 60 days of March 31, 2008.

         Dr. Lim beneficially owns 145,000 shares of Common Stock underlying an option exercisable within 60 days of March 31, 2008, and by virtue of his position as sole member of TC Lim, beneficially owns (i) 438,796 shares of Common Stock underlying warrants exercisable within 60 days of March 31, 2008 and held by TC Lim and (ii) 4,729,112 shares of Common Stock held by TC Lim, which, in the aggregate, represent approximately 3.40% of the Common Stock deemed issued and outstanding as of March 31, 2008, taking into account the total amount of outstanding shares of Common Stock beneficially owned by the Reporting Persons, including shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants, divided by 155,853,385, plus the shares of Common Stock that the Reporting Persons have the right to acquire within 60 days pursuant to an option and warrants. Dr. Lim has sole voting and dispositive power with respect to the 145,000 shares of Common Stock underlying the option held by Dr. Lim and exercisable within 60 days of March 31, 2008. TC Lim and Dr. Lim share voting power and dispositive power with respect to the 4,729,112 shares of Common Stock and 438,796 shares of Common Stock underlying warrants held by TC Lim.

         (c) Neither of the Reporting Persons has effected any transaction in the Issuer's securities in the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Dr. Lim is the sole member of TC Lim.

         As part of the Transaction, Dr. Lim entered into or approved the following agreements:

         (a) Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (the form of which is incorporated herein by reference from Exhibit 99.2 of Schedule 13D filed on January 8, 2007).

         (b) Termination Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Teong Lim (incorporated herein by reference from
Exhibit 99.3 of Schedule 13D filed on January 8, 2007), pursuant to which all prior option agreements by and between Electronic Sensor Technology, L.P. and Teong Lim were terminated and replaced with an option to purchase shares of Bluestone.

         (c) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Teong Lim (incorporated herein by reference from Exhibit 99.4 of Schedule 13D filed on January 8, 2007), pursuant to which the debt owed by Electronic Sensor Technology, L.P. to Teong Lim was converted into the right to receive securities of Bluestone.

         (d) Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc. (incorporated herein by reference from Exhibit 99.5 of Schedule 13D filed on January 8, 2007), pursuant to which the debt owed by Electronic Sensor Technology, L.P. to Amerasia Technology was converted into the right to receive securities of Bluestone.

         (e) Notice of Grant of Stock Option and Option Agreement (incorporated by reference from Exhibit 10.2 of the Issuer's annual report on Form 10-KSB for the fiscal year ended December 31m, 2004 filed April 15, 2005).

Item 7.  Material to be Filed as Exhibits

Exhibit 24.1 Power of Attorney for Teong Lim (incorporated by reference from Exhibit 24.1 of Schedule 13D filed January 8, 2007).

Exhibit 24.2 Power of Attorney for TC Lim, LLC (incorporated by reference from Exhibit 24.2 of Schedule 13D filed January 8, 2007).

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of April 7, 2008.

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from Exhibit 99.2 of Schedule 13D filed January 8,
                  2007).

Exhibit 99.3 Termination Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Teong Lim (incorporated by reference from Exhibit 99.3 of Schedule 13D filed January 8, 2007).

Exhibit 99.4 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Teong Lim (incorporated by reference from Exhibit 99.4 of Schedule 13D filed January 8, 2007).

Exhibit 99.5 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc. (incorporated by reference from Exhibit 99.5 of Schedule 13D filed January 8, 2007).

Exhibit 99.6 Form of Notice of Grant of Stock Option and Option Agreement (incorporated by reference from Exhibit 10.2 of the Issuer's annual report on Form 10-KSB for the fiscal year ended December 31m, 2004 filed April 15, 2005).

                           *            *            *

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 7, 2008                        /s/ Philip Yee
                                           -------------------------------------
                                           Name:  Philip Yee
                                           Title: Attorney-in-Fact for Teong Lim

Date: April 7, 2008                        TC LIM, LLC


                                           /s/ Philip Yee
                                           -------------------------------------
                                           Name:  Philip Yee
                                           Title: Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit           Description
------------      --------------------------------------------------------------

Exhibit 24.1 Power of Attorney for Teong Lim (incorporated by reference from Exhibit 24.1 of Schedule 13D filed January 8, 2007).

Exhibit 24.2 Power of Attorney for TC Lim, LLC (incorporated by reference from Exhibit 24.2 of Schedule 13D filed January 8, 2007).

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons, dated as of April 7, 2008.

Exhibit 99.2 Form of Agreement and Plan of Merger, dated as of January 31, 2005, by and among Bluestone Ventures Inc., Amerasia Acquisition Corp., L&G Acquisition Corp., Amerasia Technology Inc., and L&G Sensor Technology, Inc. (incorporated by reference from Exhibit 99.2 of Schedule 13D filed January 8,
                  2007).

Exhibit 99.3 Termination Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Teong Lim (incorporated by reference from Exhibit 99.3 of Schedule 13D filed January 8, 2007).

Exhibit 99.4 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Teong Lim (incorporated by reference from Exhibit 99.4 of Schedule 13D filed January 8, 2007).

Exhibit 99.5 Debt Conversion Agreement, dated January 22, 2005, between Electronic Sensor Technology, L.P. and Amerasia Technology, Inc. (incorporated by reference from Exhibit 99.5 of Schedule 13D filed January 8, 2007).

Exhibit 99.6 Form of Notice of Grant of Stock Option and Option Agreement (incorporated by reference from Exhibit 10.2 of the Issuer's annual report on Form 10-KSB for the fiscal year ended December 31m, 2004 filed April 15, 2005).